OMB



16013782

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2016
Washington DC
404

SEC FILE NUMBER
8-67812

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2015 AND ENDING 12-31-2015
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Innovation Partners LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5950 FAIRVIEW Road, Ste: 806
(No. and Street)

Charlotte NC 28210
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
YANIQUE LAWRENCE 704-708-5461
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOYER SMITH AND ROLLER P.A.
(Name – *if individual, state last, first, middle name*)

7229 Albermarle Road, Ste: A Charlotte NC 28227
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

"Public"

OATH OR AFFIRMATION

I, Yanique Lawrence, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Innovation Partners LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____



VICKY LYNNE HOLMAN
NOTARY PUBLIC
Union County
North Carolina
My Commission Expires May 27, 2020

[Signature]
Signature

President
Title

Vicky Lynne Holman 2/25/16
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INNOVATION PARTNERS, LLC
Statement of Financial Condition
December 31, 2015

ASSETS

Current Assets	
Cash	$ 325,920
CRD Account	316
Commissions Receivable	401,309
Prepaid Expenses	48,313
Security Deposit	3,328
Total Current Assets	779,186
Property and Equipment	
Furniture and Equipment	2,398
	2,398
Less: Accumulated Depreciation	(240)
Property and Equipment, Net	2,158
TOTAL ASSETS	$ 781,344

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities	
Commissions Payable	$ 458,085
Agent Fees Collected in Advance	126,118
Total Liabilities	584,203
Members' Equity	197,141
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 781,344

See Independent Auditors' Report and Accompanying Notes.